UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 9, 2023, Galmed Pharmaceuticals Ltd. issued a press release entitled “Galmed Announces Initiation of a Clinical Development Program to Evaluate Aramchol meglumine for the Treatment of Primary Sclerosing Cholangitis (PSC).”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The first and third paragraphs of the press release attached as Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 9, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer